Exhibit 99.1

Press Release

SES Delivers Solid H1 2025 Results &

Completes Intelsat Acquisition

Luxembourg, 31 July 2025 — SES S.A. completed Intelsat acquisition on 17 July 2025 and announces financial results for the six months ended 30 June 2025.

H1 2025 solid performance – reiterating FY25 outlook

•	Revenue of €978 million (-0.2% yoy(1)) and Adjusted EBITDA(2) of €521 million (-0.7% yoy(1))

•

Networks (+10.3% yoy(1)) supported by +17.1% yoy(1) growth in Government and +9.5% yoy(1) growth in Mobility; Media (-12.1% yoy(1)) in-line with expectations with important new long-term renewals signed

•	€690 million of new business and contract renewals signed in H1 2025 – with a total gross contract backlog of €4.2 billion

•	Adjusted FCF of €193 million (+32.0% yoy) and Net Leverage at 1.1 times(3) (including cash & cash equivalents of €4.3 billion(4))

•	O3b mPOWER satellites 7&8 in service since May; 9&10 successfully launched 22 July – boosting O3b mPOWER network capacity and resilience

•	SES and Luxembourg Government to develop and launch new defence satellite for GovSat

•	FY 2025 financial outlook(5) well on track, reiterating stable Revenue and broadly stable Adjusted EBITDA yoy

•

Final FY 2024 dividend of €103 million(6) (€0.25 per A-share; €0.10 per B-share) paid to shareholders on 17 April 2025; in October 2025, SES will pay an interim dividend of €0.25 per A-share (€0.10 per B-share) to shareholders

Intelsat acquisition completed – creating a global multi-orbit connectivity powerhouse

•

On 17 July 2025, SES announced the completion of its highly value accretive acquisition of Intelsat for a cash consideration of $2.6bn (€2.2bn)(7) and certain contingent value rights (‘CVRs’) – underpinned by €2.4 billion (NPV) of readily executable synergies

•	Stronger multi-orbit operator—c.60% of Revenue in high growth segments, annual run rate of c.€370 million in synergies (70% within 3 years) and execution of synergy delivery from Day 1

•

Stronger financial foundation – expecting low to mid-single digit Revenue CAGR 2024-28E and mid-single digit Adjusted EBITDA CAGR 2024-28E to drive ‘normalised’ Adjusted FCF of over €1 billion by 2027/28 (Pre IRIS2); supported by combined backlog of >€8 billion, providing visibility of future revenue streams

•	Disciplined investment in future growth with annual capital expenditures averaging €600–€650 million from 2025-28E

•	Strong balance sheet metrics with Net Leverage targeted at below 3 times within 12-18 months after closing

Adel Al-Saleh, CEO of SES, commented: “H1 2025 delivered solid operational and financial performance. Through continued strategic execution and solid commercial momentum, we have stabilised Revenue and Adjusted EBITDA and are firmly on track to meet our reiterated FY25 financial outlook.

1)	At constant FX (comparative figures restated to neutralise currency variations)
2)	Excluding operating expenses/income recognised in relation to U.S. C-band repurposing and other significant special items (disclosed separately)
3)	Adjusted Net Debt to Adjusted EBITDA (treats hybrid bonds as 50% debt and 50% equity)
4)	Excluding €284 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2
5)	Financial Outlook is stated at constant FX, assuming nominal satellite health and launch schedule
6)	Net of dividends received on treasury shares of €8 million
7)	Represents initial cash consideration of $3.1bn (€2.8bn) net of agreed disbursements

The completion of the Intelsat acquisition on 17 July marked a defining milestone for SES, creating a stronger, truly global multi-orbit operator built for the future. We are now uniquely positioned to compete with end-to-end solutions across high-growth segments. Backed by a unified leadership team and clear strategic focus, we are delivering synergies from Day 1 and remain confident in achieving our financial and operational objectives. The combined company offers enhanced scale, complementary capabilities, a stronger balance sheet, and sustained growth in Adjusted FCF—driving long-term value for our customers and shareholders.

Our solid H1 2025 performance is underpinned by the strong growth in the Networks business, now c.60% of revenues. We continue to see commercial traction across Government and Mobility. This underscores our strong positioning in high-value segments, driven by our differentiated and scalable multi-orbit offering. In the first half, we secured €690 million in new business and renewals, reinforcing our future growth trajectory. We have a robust pipeline of Government opportunities supported by increased defence spending in Europe, including the development of a second satellite for GovSat jointly with the Luxembourg government, as well as strong momentum with the US government, including the selection of SES Space & Defense to provide a hybrid space-based architecture to the U.S. Department of Defense through a secure integrated multi-orbit network (SIMON™). In aero we are seeing increased traction with Open Orbits™ — including partners’ wins with Thai Airways, Turkish Airline, and Uzbekistan Airways. Our Media business continues to deliver in-line with expectations, underpinning SES’s stable and cash-generative foundation.

O3b mPOWER satellites 7 and 8 entered service in May and are already delivering advanced, high-performance connectivity to meet the evolving needs of our customers. On 22 July, we successfully launched satellites 9 and 10 on an optimised launch schedule, with service entry expected in early 2026 to further boost network capacity and resilience. The remaining satellites 11-13 are scheduled to launch in 2026. The additional O3b mPOWER satellites will bring up to a threefold increase in available capacity by 2027 when the entire O3b mPOWER constellation is fully deployed, accelerating our profitable and long-term growth trajectory.

SES has also signed a transformative agreement with Impulse Space to use Helios, their medium-lift launcher to shorten the time required for the selected SES’s satellites to reach their final orbital position, extending the lifetime of our satellites and accelerating service delivery to our customers.

Together with Intelsat, SES is now better positioned to capture long-term growth in key segments and deliver sustainable value for customers and shareholders alike.”

Key business and financial highlights (at constant FX unless explained otherwise)

SES regularly uses Alternative Performance Measures (APM) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position.

€million	H1 2025	H1 2024	Δ as reported	Δ at constant FX
Average €/$ FX rate	1.08	1.08
Revenue	978	978	0.0%	-0.2%
Adjusted EBITDA	521	525	-0.6%	-0.7%
Adjusted Net Profit	77	111	-30.9%	n/m
Adjusted Net Debt / Adjusted EBITDA	1.1 times	1.7 times	n/m	n/m

“At constant FX” refers to comparative figures restated at the current period FX, to neutralise currency variations.

Networks revenue of €579 million (60% of total revenue) increased 10.3% yoy driven by growth in Government (+17.1% yoy) and Mobility (+9.5% including periodic revenue of €19 million recognised in Q1 2025 vs €22 million in Q1 2024), offsetting lower Fixed Data (-4.0% yoy). In H1 2025, the Networks business secured over €510 million of renewals and new business.

Media revenue of €398 million (40% of total revenue) reduced 12.1% yoy, on the back of lower revenue in mature markets due to capacity optimisation and the impact of SD channel switch offs as well as the full Q2 impact of the Brazilian customer bankruptcy. In H1 2025, the business secured more than €175 million of renewals and new business.

Adjusted EBITDA of €521 million represented an Adjusted EBITDA margin of 53% (H1 2024: 54%) including flow through of the periodic revenue impact and some shifts in costs. Adjusted EBITDA excludes significant special items of €10 million income (H1 2024: €20 million expenses), comprising of other income of €49 million (H1 2024: nil), net C-Band income of €1 million (H1 2024: €2 million) and expenses related to other significant special items of €40 million, primarily related to merger and acquisition activities (H1 2024: €22 million).

Adjusted Net Profit of €77 million was lower than H1 2024 (€111 million), mainly reflecting year-on-year increased depreciation & amortisation, higher net financing costs of €12 million (H1 2024: nil), higher net income tax expense, as well as slightly lower Adjusted EBITDA. This was partly offset by higher net non-operating income. Net financing costs included the benefit of earned interest income on the group’s cash & cash equivalents of €52 million (H1 2024: €62 million), net interest expense on external borrowings of €41 million (2024: €45 million), loan fees and origination costs and other of €12 million (H1 2024: €12 million) and the impact of net foreign exchange loss of €11 million (H1 2024: loss of €5 million).

Adjusted Net Profit excludes the significant special items highlighted above, as well as non-cash net impairment expense of €73 million (H1 2024: €25 million), M&A related net financing charges of €23 million (H1 2024: nil) and net tax benefit of €23 million (H1 2024: benefit of €7 million) associated with all the significant special items.

Adjusted Free Cash Flow (excluding significant special items) of €193 million was €47 million higher year-on-year, or 32.0% year-on-year including lower year-on-year cash tax payments of €21 million (H1 2024: €66 million), changes in working capital and lower interest and coupon paid of €64 million (H1 2024: €97 million). These items were partly offset by higher year-on-year capex of €248 million (H1 2024: €200 million) and other investing activities of €20 million (H1 2024: nil), lower interest received of €57 million (H1 2024: €61 million).

On 30 June 2025, Adjusted Net Debt to Adjusted EBITDA ratio (treating 50% of €1.524 billion of hybrid bonds as debt and 50% as equity) was 1.1 times (30 June 2024: 1.7 times). Cash & cash equivalents of €4.3 billion (excluding €284 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2) included the proceeds from the €1 billion Eurobonds issued in June 2025 and the €300m EIB financing.

SES is continuing to engage with insurers regarding the insurance claim relating to O3b mPOWER satellites 1-4. SES has finalised settlements with a small number of insurers, resulting in initial settlement payments of c.$58 million collected with further settlements expected to follow.

Gross backlog on 30 June 2025 was €4.2 billion (H1 2024: €4.7 billion) of which Media backlog was €1.9 billion and Networks backlog was €2.3 billion.

The final FY2024 dividend of €103 million equal to €0.25 per A-share and €0.10 per B-share was paid to shareholders on 17 April 2025. In October 2025, SES will pay an interim dividend of €0.25 per A-share (€0.10 per B-share) to shareholders, followed by a final dividend (subject to shareholder approval) of at least €0.25 per A-share (€0.10 per B-share) in April 2026.

SES reaffirms its FY 2025 outlook (assuming nominal satellite health and launch schedule): FY 2025 Group Revenue is expected to be stable compared with 2024 (at constant FX) and Adjusted EBITDA is expected to be broadly stable year-on-year (at constant FX) on the better-than-expected 2024 outturn. Capital expenditure (net cash absorbed by investing activities excluding acquisitions and financial investments) is expected to be in the range of €425-475 million in 2025, followed by an average annual capital expenditure of approximately €325 million for 2026-2029.

In addition, SES’s expected capital expenditure relating to IRIS2 of up to €1.8 billion will start ramping mostly from 2027 and will translate into an average annual spend of around €400 million over 2027-2030 (subject to a rendezvous point at the end of 2025 to validate the project cost, technical requirements, and delivery timetable, whereby any party can exit in the event of excess expected cost, not meeting technical requirements, and/or delays to the in-service date).

The acquisition of Intelsat closed on 17 July 2025, following the receipt of required regulatory clearances. All previously communicated financial objectives for the combined company are reaffirmed (pre-IRIS2). As previously announced, SES expects the proposed acquisition to have a positive impact on free cash flow, increasing the Company’s financial flexibility. In terms of capital allocation, SES remains committed to investment grade metrics, profitable investments, and a stable to progressive dividend. As SES meets its net leverage target (Adjusted Net Debt to Adjusted EBITDA) of below 3 times within 12-18 months after closing the Intelsat transaction, the company intends to increase the annual base dividend and at least a majority of future exceptional cashflows of the combined company will be prioritised for shareholder returns.

SES secured financing for the Intelsat acquisition through a €3 billion Bridge Facility signed on 30 April 2024 which was subsequently fully syndicated in June 2024 including a USD 1 billion Term Loan Agreement (“TLA”). SES subsequently raised €1 billion in hybrid financing on 12 September 2024 and €1 billion in Senior Notes under the EMTN programme on 24 June 2025. These transactions enabled a progressive reduction of the Bridge Facility, which was ultimately fully cancelled by the end of June 2025.

On 17 July 2025 SES redeemed $3 billion of the 6.500% First Lien Senior Secured Notes due 2030 issued by Intelsat Jackson Holdings S.A..

Operational performance

REVENUE BY BUSINESS UNIT

	Revenue (€ million) as reported			Change (yoy) at constant FX
	Q1 2025	Q2 2025	H1 2025	Q1 2025	Q2 2025	H1 2025
Average €/$ FX rate	1.04	1.12	1.08
Media	206	192	398	-10.6%	-13.6%	-12.1%

Networks	302	277	579	+8.4%	+12.5%	+10.3%

Government	148	153	301	+13.1%	+21.1%	+17.1%
Fixed Data	59	49	109	-2.0%	-6.3%	-4.0%
Mobility	95	75	170	+8.5%	+10.8%	+9.5%
Other	0	1	1	n/m	n/m	n/m

Group Total	509	469	978	-0.5%	+0.1%	-0.2%

“At constant FX” refers to comparative figures restated at the current period FX, to neutralise currency variations.

Future satellite launches

Satellite	Region	Application	Launch Date
EAGLE-1	Europe	Government	2026

O3b mPOWER (satellites 11-13)	Global	Fixed Data, Mobility, Government	2026

ASTRA 1Q	Europe	Media, Fixed Data, Mobility, Government	2027

SES-26	Africa, Asia, Europe, Middle East	Media, Fixed Data, Mobility, Government	2027

GOVSAT-2	Europe	Government	TBD

Final launch dates are subject to confirmation by launch providers

CONSOLIDATED INCOME STATEMENT

€ million	H1 2025	H1 2024
Average €/$ FX rate	1.08	1.08
Revenue	978	978

U.S. C-band repurposing income	3	5
Other Income	49	—
Operating expenses	(499)	(478)

EBITDA	531	505

Depreciation expense	(320)	(301)
Amortisation expense	(61)	(68)
Non-cash impairment	(73)	(25)

Operating profit /(loss)	77	111

Net financing income/(costs)	(35)	—
Other non-operating income / expenses (net)	2	—

Profit/ (loss) before tax	44	111

Income tax expense	(26)	(38)
Non-controlling interest	(4)	—

Net Profit attributable to owners of the parent	14	73

Basic and diluted earnings per A-share (in €)(1)	0.02	0.15

Basic and diluted earnings per B-share (in €)(1)	0.01	0.06

1)

Earnings per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit for the year attributable to ordinary shareholders has been adjusted to include the assumed coupon, net of tax, on the perpetual bonds.

€ million	H1 2025	H1 2024
Adjusted EBITDA	521	525

U.S. C-band income	3	5
Other Income	49	—
U.S. C-band operating expenses	(2)	(3)
Other significant special items(1)	(40)	(22)

EBITDA	531	505

1)

Other significant special items include restructuring charges of €6 million (H1 2024: €12 million), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €32 million (H1 2024: €10 million) and €2 million other infrastructure charges of non-recurring nature (H1 2024: nil million).

€ million	H1 2025	H1 2024
Adjusted Net Profit	77	111

U.S. C-band income	3	5
U.S. C-band operating expenses	(2)	(3)
Other income	49	—
Impairment expense (net)	(73)	(25)
Other significant special items (2)	(63)	(22)
Tax on significant special items	23	7

Net profit attributable to owners of the parent	14	73

2)

Other significant special items comprise restructuring charges of €6 million (2024: €12 million), M&A costs of €55 million (2024: €10 million) and €2 million other infrastructure charges of non-recurring nature (2024: nil). M&A costs include net financing charges of €23 million (H1 2024: nil million) comprising an interest expense of €29 million (H1 2024: nil million) and interest income of €12 million (H1 2024: nil million) associated with the €1 billion hybrid financing issued in September 2024 in connection with the Intelsat transaction, and loan origination costs of €6 million (H1 2024: nil million).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

€ million	30 June 2025	31 December 2024
Closing €/$ FX rate	1.17	1.04
Property, plant, and equipment	2,757	2,924
Assets in the course of construction	1,040	1,348
Intangible assets	743	908
Other financial assets	50	34
Prepayments	7	2
Trade and other receivables(1)	66	107
Deferred customer contract costs	1	1
Deferred tax assets	675	701

Total non-current assets	5,339	6,025

Inventories	42	49
Trade and other receivables(1)	440	649
Deferred customer contract costs	3	2
Prepayments	71	58
Income tax receivable	16	23
Cash and cash equivalents (A)(2)	4,615	3,521
Assets classified as held for sale	2	—
Total current assets	5,189	4,302

Total assets	10,528	10,327

Equity attributable to the owners of the parent	2,807	3,423
Non-controlling interests	71	69

Total equity	2,878	3,492

Borrowings (B)	4,808	4,247
Provisions	1	3
Deferred income	269	338
Deferred tax liabilities	172	212
Other long-term liabilities	30	55
Lease liabilities	35	32
Fixed assets suppliers	110	426

Total non-current liabilities	5,425	5,313

Borrowings (C)	925	273
Provisions	114	128
Deferred income	194	225
Trade and other payables	645	678
Lease liabilities	23	19
Fixed assets suppliers	315	184
Derivatives	1	—
Income tax liabilities	8	15

Total current liabilities	2,225	1,522

Total liabilities	7,650	6,835

Total equity and liabilities	10,528	10,327

Reported Net Debt (B + C – A)	1,118	999

1)

Trade and other receivables (current and non-current) include nil million related to U.S. C-band repurposing (31 December 2024: €87 million). 2) Including €284 million related to IRIS[2] cash received (31 December 2024: €300 million).

CONSOLIDATED STATEMENT OF CASH FLOWS

€ million	H1 2025	H1 2024
Profit before tax	44	111

Taxes paid during the year	(21)	(155)
Adjustment for non-cash items	391	373

Changes in working capital(1)	49	(78)

Net cash generated by operating activities	463	251

Payments for purchases of intangible assets	(6)	(8)
Payments for purchases of tangible assets(2)	(231)	(132)
Interest received(3)	102	85
Insurance claim received	49	—
Proceeds from sale of business	12	—
Payment for acquisition of subsidiary, net cash acquired	—	(4)
Other investing activities	(20)	(4)

Net cash absorbed by investing activities	(94)	(63)

Proceeds from borrowings	1,304	—
Repayment of borrowings	(11)	(708)
Partial redemption of perpetual bond	(59)	—
Transaction costs in respect of undrawn facilities	(8)	—
Coupon paid on perpetual bond	(1)	(31)
Dividends paid on ordinary shares(4)	(103)	(216)
Interest paid on borrowings	(63)	(66)
Payments for acquisition of treasury shares	—	(65)
Lease payments	(13)	(12)

Net cash generated/(absorbed) by financing activities	1,046	(1,098)

Net foreign exchange movements	(321)	66
Net increase in cash and cash equivalents	1,094	(844)
Cash and cash equivalents at beginning of the year	3,521	2,907

Cash and cash equivalents at end of the year	4,615	2,063

1)

Including €49 million related to U.S. C-band repurposing (H1 2024: €113 million outflow) 2) net reimbursements of €11 million related to U.S. C-band repurposing (H1 2024: net reimbursements of €56 million). 3) Comprising €69 million interest received on deposit (H1 2024: €61 million) and €33 million interest received in relation to U.S. C-band clearing (H1 2024: €24 million). 4) Net of dividends received on treasury shares of €8 million (H1 2024: €7 million).

€ million	H1 2025	H1 2024
Net cash generated by operating activities(1)	463	251

Net cash absorbed by investing activities(2)	(94)	(63)

Free cash flow before financing activities	369	188

Coupon paid on perpetual bond	(1)	(31)
Interest paid on borrowings	(63)	(66)
Lease payments	(13)	(12)

Free cash flow before equity distributions and treasury activities	292	79

U.S. C-band cash flows (net)	(93)	33
Insurance claim received	(49)	—
Proceeds from sales of business	(12)	—
Payments for acquisition of subsidiary, net of cash acquired	—	4
Decrease in IRIS[2] restricted cash	16	—
Payments in respect of other significant special items	39	30

Adjusted Free Cash Flow	193	146

1)

Including net reimbursements of €49 million related to U.S. C-band repurposing (H1 2024: €113 million outflow). 2) Comprising net reimbursements of €11 million related to U.S. C-band repurposing (H1 2024: net reimbursements of €56 million) and €33 million interest received in relation to U.S. C-band clearing (H1 2024: €24 million).

SUPPLEMENTARY INFORMATION

QUARTERLY INCOME STATEMENT (AS REPORTED)

€ million	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Average €/$ FX rate	1.09	1.08	1.09	1.09	1.04	1.12
Revenue	498	480	497	526	509	469
U.S. C-band income	1	4	1	82	1	2
Other income	—	—	—	3	1	48
Operating expenses	(230)	(248)	(269)	(352)	(238)	(261)

EBITDA	269	236	229	259	273	258

Depreciation expense	(139)	(162)	(172)	(177)	(164)	(156)
Amortisation expense	(19)	(49)	(38)	(50)	(31)	(30)
Non-cash impairment	—	(25)	1	(99)	—	(73)

Operating profit	111	—	20	(67)	78	(1)

Net financing (costs)/income	5	(5)	(6)	3	(26)	(9)
Other non-operating income / expenses (net)	—	—	—	21	—	2

(Loss)/Profit before tax	116	(5)	14	(43)	52	(8)

Income tax benefit/(expense)	(43)	5	(4)	(13)	(22)	(4)
Non-controlling interests	—	—	(6)	(6)	(1)	(3)

Net (Loss)/Profit attributable to owners of the parent	73	0	4	(62)	29	(15)

Basic (loss)/earnings per share (in €)(1)
Class A shares	0.16	(0.01)	0.00	(0.15)	0.06	(0.04)
Class B shares	0.06	0.00	0.00	(0.06)	0.03	(0.02)
Adjusted EBITDA	275	250	250	253	280	241

Adjusted EBITDA margin	55%	52%	50%	48%	55%	51%

U.S. C-band income	1	4	1	82	1	2
Other Income	—	—	—	3	1	48
U.S. C-band operating expenses	(2)	(1)	(1)	(1)	(1)	(1)
Other significant special items	(5)	(17)	(21)	(78)	(8)	(32)

EBITDA	269	236	229	259	273	258

1)

Earnings per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit for the year attributable to ordinary shareholders has been adjusted to include the coupon, net of tax, on the perpetual bonds. Fully diluted earnings per share are not significantly different from basic earnings per share.

ALTERNATIVE PERFORMANCE MEASURES

SES regularly uses Alternative Performance Measures (‘APM’) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position. These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles and thus should not be considered substitutes for the information contained in the Group’s financial statements.

Alternative Performance Measure	Definition

Reported EBITDA and EBITDA margin	EBITDA is profit for the period before depreciation, amortisation, impairment, net financing cost, other non-operating income / expense (net) and income tax. EBITDA margin is EBITDA divided by the sum of revenue and other income including U.S. C-band repurposing income.

Adjusted EBITDA and Adjusted EBITDA margin	EBITDA adjusted to exclude significant special items of a non-recurring nature. The primary such items are the net impact of U.S. C-band spectrum repurposing, other income, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities (“M&A”), specific business taxes and one-off regulatory charges arising outside ongoing operations. Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.

Adjusted Free Cash Flow	Net cash generated by operating activities less net cash absorbed by investing activities, interest paid on borrowings, coupon paid on perpetual bond and lease payments, and adjusted to exclude the net cash flow impact of significant special items of a non-recurring nature, primarily U.S. C-band spectrum repurposing, other income, restructuring charges, M&A (including net financing income / costs), specific business taxes and one-off regulatory charges arising outside ongoing operations.

Adjusted Net Debt	Adjusted Net Debt is defined as current and non-current borrowings less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classified as borrowings) and including 50% of the Perpetual Bond (classified as equity). The treatment of the Hybrid Bond and Perpetual Bond is consistent with rating agency methodology.

Adjusted Net Debt to Adjusted EBITDA	The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA.

Adjusted Net Profit	Net profit attributable to owners of the parent adjusted to exclude the after-tax impact of significant special items including M&A net financing income / costs.

Presentation of Results:

A presentation of the results for investors and analysts will be hosted at 9.30 CET on 31 July 2025 and will be broadcast via webcast and conference call. The details for the conference call and webcast are as follows:

U.K.	+44 (0) 33 0551 0200
France	+33 (0) 1 70 37 71 66
Germany	+49 (0) 30 3001 90612
U.S.A.	+1 786 697 3501
Confirmation code	SES

Webcast registration           https://channel.royalcast.com/landingpage/ses/20250731_1/

The presentation is available for download from https://www.ses.com/company/investors/financial-results and a replay will be available shortly after the conclusion of the presentation.

For further information please contact:

Christian Kern	Suzanne Ong
Investor Relations	Communications
Tel: +352 710 725 7787	Tel: +352 710 725 500
christian.kern@ses.com	suzanne.ong@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected —no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership —backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com.

Forward looking statements

This press release contains, and our officers and representatives may make, certain “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “forecast,” “likely,” “believe,” “target,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding our 2025 outlook, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, and generally, our expectations concerning our future performance.

Forward-looking statements are not assurances of future performance and are subject to uncertainties and risks that are difficult to predict such as: the company’s ability to achieve the synergies expected from the acquisition of Intelsat, as well as risks, delays, challenges and expenses associated with integration; delays or failures in satellite launches, deployments, or operations, including technical malfunctions or satellite lifespan limitations; regulatory challenges, including the company or its customers failing to obtain and maintain required regulatory approvals and regulatory changes in countries in which it provides service; competitive pressures in the telecommunications industry, including shifts in demand for satellite, terrestrial networks and alternate distribution technologies; the company’s dependence upon several large customers; changes in technology or the satellite communications market that could make the company’s satellite telecommunications system obsolete or subject to lower or reduced demand; global economic turmoil, trade wars and tariffs; liquidity, currency and foreign exchange and counterparty risks; potential cyber-attacks against, or breaches to, the company’s information technology systems; the impact of overall industry and general economic conditions, including uncertainty around the macroeconomy, inflation, interest rates and related monetary policy in response to inflation; tax regulations; and the company’s level of indebtedness.

Other factors that might cause actual results to differ include those discussed in our filings with the U.S. Securities and Exchange Commission, including our Form F-4. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary from those anticipated, and therefore you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.